SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

Press Release
March 31, 2005

E.ON ADRs in US Now More Attractive

E.ON shares are traded on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). Until now, the exchange ratio between E.ON ADRs and E.ON shares had been 1:1. The price of an ADR thus matched that of a share. E.ON has decided to change the ratio to 3:1 as from March 29, 2005. As a result, three times as many ADRs will henceforth be tradable on the NYSE. The increased liquidity and tradability of E.ON ADRs makes E.ON shares even more attractive to US investors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG
Date: March 31, 2005	By:	/s/ Michael C. Wilhelm
Michael C. Wilhelm
Senior Vice President Accounting